AIG Life & Retirement 2919 Allen Parkway Houston, Texas 77019 www.aig.com Nori L. Gabert Associate General Counsel and Vice President T 713 831 5165 F 713 831 5931 nori.gabert@valic.com

VIA EDGAR

July 18, 2014

Ms. Jamie Walter

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

            Re:         Seasons Series Trust (the “Registrant”)

                           Response to Staff Comments on Post-Effective Amendment No. 38

                           to Registration Statement on Form N-1A (the “Amendment”)

                           File Numbers 333-08653 and 811-07725

                           CIK Number 0001003239

Dear Ms. Walter:

The Registrant filed the Amendment pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “Securities Act”) on May 14, 2014. This letter responds to the comments you provided to the undersigned regarding the Amendment via telephone conference on June 20, 2014.

For your convenience, the substance of your comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment. The Registrant’s responses to the comments are reflected in Post-Effective Amendment No. 39 to the Registration Statement under the Securities Act and the Investment Company Act of 1940 (the “1940 Act), which is being filed today, July 18, 2014 pursuant to Rule 485(b) under the Securities Act.

Comment No. 1:            Please confirm that any bracketed items will be updated in the 485(b) filing.

Response:                        All bracketed items have been updated in the 485(b) filing.

July 18, 2014 Page 2

Comment No. 2:            Under “Principal Investment Strategies of the Portfolio” for each of the Allocation Portfolios, provide a clarification or definition as to the meaning of “equity portfolios” and “fixed income portfolios.”

Response:                        The requested changes have been made.

Comment No. 3:            In the Statement of Additional Information, with respect to fundamental investment restriction #7, make clear that it does not apply to the Cash Management Portfolio.

Response:                        The requested changes have been made.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the SEC is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents, and represents that it will not assert the SEC’s comment process as a defense in any securities-related litigation brought against the Portfolios.

Post-Effective Amendment No. 39 will become effective automatically on July 29, 2014, pursuant to Rule 485(b) under the Securities Act. Please do not hesitate to contact me at (713) 831-5165 if you have comments or if you require additional information regarding the Amendment.

Respectfully submitted,

/s/ NORI L. GABERT

Nori L. Gabert

cc:      Louis Ducote, Esq.